March 4, 2008

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Ms. Angela J. Crane

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 6010

100 F St. N.E.

Washington, D.C. 20549

Re:	Integrated Device Technology, Inc.

Form 10-K for the fiscal year ended April 1, 2007

Filed May 31, 2007

Your file No. 0-12695

Dear Ms. Crane,

We are in receipt of your letter dated February 21, 2008 with respect to the above-referenced filing of Integrated Device Technology, Inc. (“IDT”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate having the benefit of your comments. Where appropriate, we have provided examples of how our enhanced disclosures would look, the supplemental information you requested, and our additional comments. The responses set forth in this letter have been sequenced to correspond to the numbered comments in your letter. For ease of reference, we have included your original comments along with our responses. In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have further questions or comments with regard to our attached response.

Sincerely,

/s/ Clyde R. Hosein
Clyde R. Hosein
Vice President, Chief Financial Officer

cc:

Greg Lang, President and CEO

Gordon Parnell, Chairman of the Audit Committee

Larry Gillis, PricewaterhouseCoopers LLP

Form 10-K for the Period Ended April 1, 2007

Notes to Consolidated Financial Statements, page 31

Note 1 Summary of Significant Accounting Policies, page 31

Revenue Recognition, page 32

1.	We note that for distributors, who have stock rotation, price protection and ship from stock pricing adjustment rights, the company defers revenue and related cost of revenues on sales to these distributors until the product is sold through by the distributors to an end-customer. Please tell us and revise the note in future filings to specifically explain why these rights result in deferral of revenues. For example, if true, you could disclose that you are unable to reasonably estimate the inventory that could be returned pursuant to the stock rotation rights. Likewise, if true, you could disclose that in light of the possible changes to the sales price resulting from price protection and price adjustment rights granted, and your inability to reasonably estimate possible changes, the sales price to distributor is not fixed or determinable until the final sale to the end-user.

In response to the Staff’s comment, we advise as follows:

For distributors who have stock rotation, price protection and ship from stock pricing adjustment rights, the Company defers the revenue and related cost of revenues because the ultimate sales price to these distributors is not fixed or determinable as required by SFAS 48, paragraph 6 and SAB 104. As is customary in the semiconductor industry, our distributors pay list price for our products. At the time we ship products to distributors, the distributors are liable for the full list price of the inventory even though in the majority of these transactions there will be price reductions granted to the distributors prior to the shipment of the inventory to their end-customers. The Company reduces product pricing through price protection based on market conditions, competitive considerations and other factors. Price protection is granted to distributors on the inventory that they have on hand at the date the price protection is offered. The Company also grants ship from stock pricing adjustments to its distributors on specially identified portions of the distributors’ business to allow them to earn a reasonable gross margin on the sale of the Company’s products to their end customers.

We will expand the discussion in our future filings to more clearly explain our revenue recognition policies related to distributors similar to following:

For distributors who have stock rotation, price protection and ship from stock pricing adjustment rights, the Company defers revenue and related cost of revenues on sales to these distributors until the product is subsequently sold by the distributor to an end-customer. Subsequent to shipment to the distributor, the Company reduces product pricing through price protection based on market conditions, competitive considerations and other factors. Price protection is granted to distributors on the inventory that they have on hand at the date the price protection is offered. The Company also grants certain credits to its distributors on specially identified portions of the distributors’ business to allow them to earn a reasonable gross margin on the sale of the Company’s products to their end customers. As a result of our inability to estimate these credits, we have determined that the sales price to these distributors is not fixed or determinable until the final sale to the end-customer. For distributors who only have limited stock rotation and limited or no price adjustment rights, revenue is recognized upon shipment, with reserves recorded for the estimated return and price adjustment exposure in accordance with Statement of Financial Accounting Standards 48 and Staff Accounting Bulletin 104. Based on the terms in the agreements with our distributors and the application of this policy, the Company recognizes revenue once the distributor sells our products to an end-customer for North American and European distributors and recognizes revenue upon shipment to Japanese distributors and substantially all Asian distributors.

2.	Please describe to us your “ship from stock pricing adjustment” arrangements with your distributors.

In response to the Staff’s comment, we advise as follows:

As discussed in our response to question 1 above, the Company grants ship from stock pricing adjustments to distributors, which is an industry practice whereby a distributor may receive a credit to allow them to earn a reasonable gross margin on the sale of the Company’s products to their end customers. The credits are negotiated on a case-by-case basis through a pre-approval process and are issued in direct connection with the distributor’s sale of our products to end customers.

3.	Please tell us what you mean by the disclosure that you recognize revenue on a “sell-in” basis for Asian and Japanese distributors. Tell us and revise future filings to disclose the point at which you recognize revenue under these arrangements.

In response to the Staff’s comment, we advise as follows:

As discussed in the comment responses above, the Company recognizes revenue upon shipment to our Asian and Japanese distributors. The term “sell-in” refers to the product being shipped from the Company to a distributor. As these distributors have limited stock rotation and limited or no price adjustment rights, the Company recognizes revenue upon shipment to these distributors after estimating the impact of stock rotation returns and pricing adjustments in accordance with paragraph 6 of SFAS 48 and SAB 104.

In addition, we will expand the discussion in our future filings to more clearly explain our revenue recognition policies related to distributors, consistent with our proposed language included in our response to question 1 above.

4.	We note that you also defer the related cost of revenue.

•

Tell us whether you present both the deferred costs of sales and the deferred revenue within the Deferred income on shipments to distributors (liability) caption of the balance sheet, and if so, please also explain how that presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

•	Tell us the amounts of gross deferred cost of revenues and gross deferred revenue presented in that balance sheet caption as of April 1, 2007 and December 30, 2007.

In response to the Staff’s comment, we advise as follows:

The balance sheet caption of “deferred income on shipments to distributors” (liability) includes both the gross revenue and gross cost of sales deferrals.

Under our agreements with the distributors, the title and risk of ownership transfers to the distributors upon shipment. Whether or not they sell our products to an end-customer, the distributors are contractually obligated to pay us on the standard commercial terms after we ship our products to them. As title to the inventory has passed to the distributor and we do no have the ability to control the use of the products shipped to the distributor, we do not believe it meets all essential characteristics of an asset as set forth in paragraph 26 of CON 6. As such, there is no asset and liability associated with each other to which we have a legal right of setoff. Therefore, we do not believe that paragraph 5 of FIN 39 applies to the facts and circumstances of our arrangement with our distributors.

For purposes of balance sheet presentation, we believe that recording deferred income on shipments to distributors more appropriately reflects the economics of the transaction than the alternative presentation of recording deferred revenue for the sales as a liability and recording inventory sold to distributors as an asset. We believe that including inventory that has been sold as an asset on the balance sheet would be misleading for the following reasons:

•	We have neither the risks nor any benefits associated with the possession or control of the inventory shipped to distributors;

•	We do not have title or risk of loss with respect to the products already shipped to distributors;

•	We have no rights to demand the return or cause any other disposition of the inventory shipped to distributors;

•	The inventory is not subject any consignment arrangement.

With regard to the Staff’s request for the amounts of gross deferred cost of revenues and gross deferred revenue presented in the “deferred income on shipments to distributors (liability)” balance sheet caption as of April 1, 2007 and December 30, 2007, we supplementally advise that the components are as follows:

(in 000’s)	4/1/07	12/30/07
Gross deferred revenue	$43,482	$36,561
Gross deferred costs	9,139	7,755
Deferred income on shipments to distributors	$34,343	$28,806

5.	Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.

In response to the Staff’s comment, we advise as follows:

As the primary reason we defer revenue on shipments to North American and European distributors is pricing adjustments, we review the carrying values of inventory at distributors against the estimated ultimate selling price of the product, and as necessary, we write down our carrying values to the lower of cost or market. We follow the guidance in paragraph 4 of ARB 43 and SAB 100.

Our experience in relation to returns from these distributors is that there has not been a significant amount of product returned which we are not able to sell to a different distributor or in a different region of the world. We believe the exposure is minimal and thus we don’t have a formal process related to excess and obsolete inventory at distributors.

6.	We note that distributors can return physical inventory to you under the stock rotation rights granted to them and it appears that you are unable to reasonably estimate the amount of the inventory that may be returned. Please discuss your rationale under US GAAP for relieving inventory at the time of shipment to the distributor. Please reference the specific authoritative literature on which you have based your policy.

In response to the Staff’s comment, we advise as follows:

As discussed in our responses set forth above, we believe the presentation of products shipped to distributors as inventory on our consolidated balance sheets is inappropriate. Specifically, title to this inventory has transferred to the distributor, risks and benefits associated with the possession of the goods rests with the distributor, and we do not control the use of the products shipped to the distributor. Additionally, as the inventory is no longer controlled by us, and we cannot control others’ access to the inventory, we do not believe it meets all essential characteristics of an asset as set forth in paragraph 26 of CON 6. Further, as set forth in Chapter 4 of ARB 43, “the term inventory is used herein to designate the aggregate of those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale.” As the products in the distributor’s inventory are not held for sale by the Company, but rather, have already been subject to such a transaction, we believe it would be inappropriate to continue to present such items as inventory on our consolidated balance sheets.

Certifications, Exhibit 31

7.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individuals’ title. This comment also applies to your interim filings.

In response to the Staff’s comment, we will remove the title of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) in our future filings.